Exhibit 99.3

SHARE TRANSFER AGREEMENT

This Share Transfer Agreement (this “Agreement”), dated as of May 10 2022 is entered into by and among Peak Reinsurance Company Limited (the “Transferor”), a company incorporated in Hong Kong with company number 1531647 whose registered office is at Room 6501-06 and 6509-13, 65th Floor, The Center, No.99 Queen’s Road Central, Hong Kong, and ACE SMART INVESTMENTS LIMITED (the “Transferee”), a company incorporated in Hong Kong with company number 1622462 whose registered office is at Flat/Rm 1901 19/F, Lee Garden One, 33 Hysan Avenue Causeway Bay, Hong Kong (together with the Transferor, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Transferor holds 50,885 American Depository Shares (the “ADS”) of Fang Holdings Limited which represents 508,850 class A ordinary share (the “Shares”) of Fang Holdings Limited (NYSE: SFUN), an exempted company incorporated in the Cayman Islands (the “Company”).

WHEREAS, the Transferor intends to sell to the Transferee, and the Transferee intends to purchase from the Transferor, the Shares subject to such terms and conditions set forth in this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“Anti-Money Laundering Law” means laws, regulations, rules or guidelines relating to money laundering, including, without limitation, financial recordkeeping and reporting requirements, which apply to the business and dealings of the Transferee or its shareholders; such as, without limitation, the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, as amended, and all money laundering-related laws of other jurisdictions where the Transferee or its shareholders conduct business or own assets;

“Business Day” means a day (other than a Saturday, Sunday or any day which is a public holiday) on which banks are open for general banking purposes in the PRC, Hong Kong, the State of New York and the Cayman Islands;

“Completion” means the sale and purchase of the Shares in accordance with clause 4;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption), any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by law), title retention or other security agreement or arrangement;

“Group” means the Company and each of its subsidiaries, and “Group Company” means any member of the Group;

“Hong Kong” means the Hong Kong Special Administrative Region of the Peoples’ Republic of China;

“PRC” means the People’s Republic of China, for the purposes of this Agreement only, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“Records” means all books, records and documents (including financial, business or trading information, books, data, information or documents (including in electronic format)) used or maintained by each Group Company and/or the Transferee in relation to its business;

“Representatives” means, in relation to a Party, its affiliates and their respective directors, officers, employees, agents, consultants and advisers (including legal advisors);

“Sanctions” means all current and future sanctions that would expose the Company, its shareholders, the Transferee and/or the Transferor to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, the United States of America, the United Kingdom or any other applicable lists. For the avoidance of doubt, “Sanctions” also includes any list administered by the United Kingdom’s HM Treasury, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and any OFAC administered sanctions or embargo programs.

“Transaction” means the transactions contemplated by this Agreement, including the Ordinary Share Conversion and sale and purchase of Shares pursuant to the terms of this Agreement;

“Transferor’s Bank Account” means the bank account at [Reserved], with the details below:

Beneficiary name	[Reserved]
Beneficiary account no.	[Reserved]
Beneficiary bank	[Reserved]
Bank swift code	[Reserved]
Bank address	[Reserved]
Correspondent Bank (if applicable)	[Reserved]
Bank swift code	[Reserved]

“Working Hours” means 9 am to 6 pm on a Business Day.

1.2	In this Agreement, unless the context otherwise requires:

(a)	references to a “person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality;

(b)	every reference to a particular law shall be construed also as a reference to all other laws made under the law referred to and to all such laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other laws from time to time;

(c)	references to “US$” are references to the lawful currency from time to time of the United States of America; and

(d)	references to times of the day are to Hong Kong time unless otherwise stated.

1.3	The heading contained within in this Agreement are included for convenience only, and shall not affect the construction of this Agreement.

2.	SALE AND PURCHASE OF SHARES

2.1	Upon execution of this Agreement, the Transferor shall use reasonable efforts to initiate the process of converting the ADS into the Shares (the “Ordinary Share Conversion”). The Transferee shall cause the Company to use best efforts to ensure the completion of the Ordinary Share Conversion.

2.2	Upon the execution of this Agreement, the Transferee shall promptly provide to the Transferor a copy of the board resolution of the Transferee approving the Transaction and the execution by the Transferee of this Agreement and all documents contemplated by the Transaction;

2.3	Provided that the Ordinary Share Conversion is completed and subject to the satisfaction or waiver of the Conditions by the Transferor, the Transferor will sell to the Transferee, and the Transferee will purchase from the Transferor, the Shares, free from all Encumbrances (other than those set out in the constitutional documents of the Company) in consideration of the Transfer Price set out in clause 3 with effect from Completion.

2.4	The Shares shall be sold and purchased with all rights and obligations attached according to the constitutional documents of the Company as at Completion.

3.	TRANSFER PRICE AND REIMBRUSEMENT

It is agreed that the Shares shall be purchased and sold at an aggregate purchase price of US$251,880.75 (the “Transfer Price”). In addition, the Transferee will reimburse the Transferor US$2,544.25 ADS cancellation fee (the “Reimbursement”).

4.	COMPLETION

4.1	Subject to the satisfaction or waiver of the conditions that (i) the representations and warranties of the Transferee in this Agreement being true and correct as of the date of this Agreement and the date of the Completion, (ii) the Transferee having performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by the Transferee prior to the Completion, and (iii) no action having been taken or threatened, and no law existing or having been enacted, promulgated or issued or deemed applicable to the Transaction by any governmental authority that would make the consummation of the Transaction illegal or substantially delay the consummation of any material aspect of the Transaction (collectively, the “Conditions”), Completion shall take place within five (5) Business Days after the Ordinary Share Conversion or any other date as agreed in writing by the Transferor and the Transferee.

4.2	At Completion:

(a)	the Transferor shall deliver to the Transferee or procure the delivery to the Transferee of:

(i)	an instrument of transfer of all of the Shares into the name of the Transferee, duly executed by the Transferor; and

(b)	the Transferee shall:

(i)	pay or cause to be paid in cash the Transfer Price along with the Reimbursement to the Transferor’s Bank Account by way of electronic transfer in immediately available funds; and

(ii)	deliver to the Transferor or procure the delivery to the Transferor of (A) a copy of an instruction letter to the Company’s share registrar duly executed by the Company to effect the transfer of the Shares and registration, in the register of members, of the Transferee as the holder of the Shares and issuance of share certificates in the name of the Transferee; and (B) a waiver signed by the compliance officer of the Company who is duly authorized by the Company for the Transaction being completed outside the trading window as provided in the Company’s insider trading policy.

4.3	Without prejudice to any other rights and remedies each Party may have, the Parties shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously and the Ordinary Share Conversion is completed.

4.4	The costs and expenses of registering the sale and purchase of the Shares (if any) shall be borne by the Transferee. In the event that the Transferee fails to close within five (5) Business Days after the Ordinary Share Conversion, the Transferor shall have an option to deposit the Shares with the depositary bank of the Company in exchange for the ADSs. The Transferee shall cause the Company to facilitate the above conversion of Shares into ADSs in a timely manner, including the Company directing the depositary bank, share registrar and transfer agent to take all necessary actions for such conversion and bearing any relevant fees and expenses incurred by the Transferor. For the avoidance of doubt, (i) the Reimbursement shall be borne by the Transferee as long as the Ordinary Share Conversion is completed, regardless whether the Completion has occurred; (ii) in the event the Ordinary Share Conversion is not completed, the Transferor is not obliged to transfer any Shares to the Transferee; and (iii) in the event the Ordinary Share Conversion is not completed within 30 days after the date of this Agreement, the Transferor shall be entitled to terminate this Agreement at immediate written notice to the Transferee without further liability.

5.	WARRANTIES AND undertakings

5.1	Each Party warrants to the other Party as at the date of this Agreement and as at Completion that:

(a)	it is duly incorporated, in good standing and existence and duly registered under the laws of its place of incorporation and has full power to conduct its business as conducted at the date of this Agreement;

(b)	it has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement in accordance with its terms;

(c)	this Agreement shall constitute when executed valid, legal and binding obligations on it in accordance with its terms;

5.2	The Transferor confirms to the Transferee that, subject to the completion of the Ordinary Share Conversion, as at immediately prior to Completion the Transferor will be the sole legal and beneficial owner of the Shares and will be entitled to transfer the full ownership of the Shares on the terms set out in this Agreement, and the Shares will be fully paid up and free from all Encumbrances (other than those set out in the constitutional documents of the Company).

5.3	The Transferee represents and warrants to the Transferor as at the date of this Agreement and as at Completion that:

(a)	it is wholly-owned, legally and beneficially, by Vincent Tianquan Mo, who was the former executive chairman of the Company (“VM”);

(b)	neither it nor VM (i) have violated any Anti-Money Laundering Law and/or Sanctions; or (ii) is the subject of current, pending, or threatened investigation, inquiry or enforcement proceedings for violations of Anti-Money Laundering Law and/or Sanctions, or received any notice, request or citation for any actual or potential non-compliance with Anti-Money Laundering Law and/or Sanctions; and

(c)	the funds used by it to pay the Transfer Price, Reimbursement or any other amounts under this Agreement are legally acquired by it, are not the assets of the Company, China Index Holdings Limited or any person other than it or VM, and shall not violate any applicable laws and/or regulations (including any Anti-Money Laundering Law and/or Sanctions), or any judgment or order of any court or regulatory authority.

(d)	the performance of and compliance with the terms and provisions of this Agreement will not conflict with or result in a breach of, or constitute a default under, any agreement or instrument by which it is bound, or any law, order or judgment that applies to or binds the Transferee or any of its property;

(e)	no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any competent governmental, administrative or supervisory authority is required to be obtained, or made, by it to authorise the execution or performance of this Agreement by it, except for applicable filings with the U.S. Securities and Exchange Commission which is only required to be completed following the Completion; and

(f)	the Transaction and all arrangements thereunder are fully in compliance with all applicable laws and regulations and the rules, guidelines and requirements of all applicable governmental and regulatory bodies, including but not limited to laws and regulations of Hong Kong, Cayman Islands, United States and the rules, guidelines and requirements of U.S. Securities and Exchange Commission and any applicable laws prohibiting “insider dealing” in securities.

5.4	The Transferee shall and shall procure that each Group Company shall:

(a)	maintain all Records existing as of the date of Completion for a period of seven years starting on and including the date of Completion; and

(b)	subject to applicable laws and regulations, make available to the Transferor (at the Transferor’s cost) copies of any Records relating to the period of seven years starting on and including the date of Completion as reasonably required by the Transferor or any of its Representatives to:

(i)	comply with any and all applicable laws and regulations;

(ii)	prepare and submit filings, accounts or other reports to a governmental or regulatory authority;

(iii)	perform its obligations pursuant to this Agreement; or

(iv)	to defend any civil, criminal, arbitration, administrative or other proceeding.

5.5	The Transferee hereby represents, warrants, acknowledges and agrees for the benefit of the Transferor as follows:

(a)	the Transferee (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, risks and suitability of the Transaction, (ii) is able to bear the risk of an entire loss of its investment in the Shares, and (iii) is consummating the Transaction with a full understanding of all of the terms, conditions and risks and willingly assumes those terms, conditions and risks;

(b)	the Transferee has evaluated the merits and risks of the Transaction based exclusively on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary. The Transferee has made its own decision concerning the Transaction without reliance on any representation or warranty of, or advice from, the Transferor; and

(c)	neither the Transferor nor any of its Representatives (i) has been requested to or has provided the Transferee with any information or advice with respect to the Shares nor is such information or advice necessary or desired, or (ii) has made or makes any representation as to the Company or the credit quality of the Shares.

5.6	The Transferee acknowledges that (i) the Transferor is relying on the Transferee’s representations, warranties, acknowledgments and agreements in this Agreement as a condition to proceeding with the Transaction; and (ii) without such representations, warranties and agreements, the Transferor would not enter into this Agreement or engage in the Transaction.

5.7	The Transferee shall indemnify and keep indemnified, the Transferor on demand, against any direct or indirect actions, proceedings, claims, losses, expenses (including legal expenses), damages, liabilities and/or penalties suffered or incurred by the Transferor or any of its affiliates in relation to or arising from the Transaction.

6.	CONFIDENTIALITY

6.1	Subject to clause 6.3, each Party (the “Receiving Party”):

(a)	shall treat as strictly confidential:

(i)	the existence and provisions of this Agreement, the Transaction and the process of its negotiation;

(ii)	in the case of the Transferor as Receiving Party, any information received from the Disclosing Party or any of its Representatives which relates to the Transferee; and

(iii)	in the case of the Transferee as Receiving Party, any information received or held by the Transferee or any of its Representatives which relates to the Transferor and/or any of the Group Companies,

(together “Confidential Information”); and

(b)	shall not, except with the prior written consent of the other Party (the “Disclosing Party”), make use of (save for the purposes of performing its obligations under this Agreement) or disclose to any person (other than its Representatives in accordance with clause 6.2) any Confidential Information except as otherwise permitted by this clause 6.

6.2	The Receiving Party undertakes that it shall only disclose Confidential Information to Representatives where it is reasonably required for the purposes of performing its obligations under this Agreement and only where such recipients are informed of the confidential nature of the Confidential Information and the provisions of this clause 6 and instructed to comply with this clause 6 as if they were a party to it. For avoidance of doubt, nothing in this Agreement shall prohibit the disclosure of Confidential Information (i) to the Receiving Party’s lawyers and in legal proceedings for the purpose of enforcing or protecting its rights or defending any claims against it under this Agreement or (ii) to the Receiving Party’s auditors for audit purpose.

6.3	Clause 6.1 shall not apply if and to the extent that:

(a)	To the extent permitted by permitted by Legal Requirements, the Receiving Party can demonstrate in writing that such disclosure or announcement is required by laws and/or regulations or by any stock exchange or any supervisory, regulatory, governmental or anti-trust body (including, for the avoidance of doubt, any tax authority), courts, arbitration tribunal or judicial process having applicable jurisdiction over the Receiving Party (collectively, “Legal Requirements”); or

(b)	the Receiving Party can demonstrate by its written records that (i) the Confidential Information concerned was, is or has come into the public domain other than through its fault (or that of its Representatives), (ii) or is received by the Receiving Party from a third party provided that, to the Receiving Party’s knowledge, such source is free of any obligations of confidentiality, or (iii) is, prior to disclosure by the Disclosing Party, already in the lawful possession of the Receiving Party.

6.4	The provisions of this clause 6 shall survive Completion.

7.	INVALIDITY

In the event that any clause (or any part of any clause) shall be deemed to be illegal or invalid by a competent court or other legal authority then this shall have the effect of invalidating and striking out only that clause (or any part of any clause) only and, if possible, such clause shall be replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Parties under this Agreement, and shall not invalidate, or affect the legality or enforceability of, any other clause in this Agreement.

8.	ENTIRE AGREEMENT

This Agreement sets out the entire agreement between the Parties relating to the Transaction and, save to the extent expressly set out in this Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto. This clause shall not exclude any liability for or remedy in respect of fraudulent misrepresentation.

9.	AMENDMENT AND WAIVER

9.1	No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of the Parties.

9.2	A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy. A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

10.	Assignment

No Party shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

11.	NOTICES

11.1	Notices served pursuant to any term of this Agreement must be served in writing in English, addressed as provided in clause 11.2 and served (a) by hand or by courier to the relevant address, in which case it shall be deemed to have been given upon delivery to that address provided that any notice delivered outside Working Hours shall be deemed given at the start of the next period of Working Hours; or (b) by email to the relevant email address, in which case it shall, subject to no automated notification of delivery failure being received by the sender, be deemed to have been given when despatched provided that any email despatched outside Working Hours shall be deemed given at the start of the next period of Working Hours.

11.2	Notices under this Agreement shall be sent for the attention of the person and to the addresses of each Party as set forth below:

If to the Transferor:

Address: Room 6501-06 and 6509-13, 65th Floor, The Center,

No.99 Queen’s Road Central, Hong Kong

Attn: Head of Investment; copy: Chief Executive Officer / Head of Legal

Email: investment@peak-re.com

If to the Transferee:

Address: Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070,

The People’s Republic of China

Attn: Lu Zheng

Email: zhenglu@upskyhotel.com

Tel: +86-10-5631 9481

11.3	Any party may change or supplement the addresses given above by giving the other Party written notice of the new address in the manner set forth above.

12.	COUNTERPARTS

This Agreement may be executed in any number of counterparts by way of electronic transmission in the form of an e-mail attachment (in portable data format (PDF)), and if so, shall be considered an original. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

13.	GOVERNING LAW, DISPUTES AND ARBITRATION

13.1	This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in all respects in accordance with the laws of Hong Kong, without giving effect to its principles or rules of conflict of laws.

13.2	Any dispute arising from or in connection with this Agreement (including any question regarding the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to this Agreement) shall be referred to and finally settled by arbitration at the Hong Kong International Arbitration Centre (the “HKIAC”) for arbitration in Hong Kong. The arbitration shall be conducted in accordance with the HKIAC Administered Arbitration Rules (“Rules”) in force when the notice of arbitration is submitted in accordance with such Rules, which Rules are deemed to be incorporated by reference into this clause and as may be amended by the rest of this clause. The arbitration tribunal shall consist of three arbitrators to be appointed in accordance with the Rules. The seat of arbitration shall be Hong Kong. The language of the arbitration proceedings shall be English. Any award of the arbitration tribunal shall be made in writing and shall be final and binding upon the Parties from the day it is made, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. The governing law of this arbitration clause shall be Hong Kong law.

14.	Specific Performance.

14.1	The Parties hereto acknowledge and agree that irreparable harm may occur for which money damages would not be a sufficient remedy in the event that any of the provisions of this Agreement were not complied with in accordance with their terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to apply for injunctive relief in the event of threatened or actual breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement.

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IN WITNESS WHEREOF,

each of the Parties has executed this Share Transfer Agreement:

For and on behalf of

ACE SMART INVESTMENTS LIMITED

/s/Tianquan Mo
By: Vincent Tianquan Mo
Title: Director

Signature Page to Share Transfer Agreement

IN WITNESS WHEREOF,

each of the Parties has executed this Share Transfer Agreement:

For and on behalf of

Peak Reinsurance Company Limited

/s/ Franz Josef Hahn

By: Franz Josef Hahn
Title: Chief Executive Officer

Signature Page to Share Transfer Agreement